U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

FOUR SEASONS HOTELS INC.
1165 Leslie Street
Toronto, Ontario, Canada M3C 2K8
(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F |_|	Form 40-F |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

         If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOUR SEASONS HOTELS INC. /s/ Sarah Cohen —————————————————— By: Sarah Cohen Vice President, Corporate Counsel Assistant Secretary

First Quarter Report Ended March 31, 2003

Four Seasons Hotels Inc.

Message to Our Shareholders

During the first quarter, the travel industry faced many challenges, including a weak economic environment, military conflict in Iraq, heightened terrorist alerts and concerns regarding Severe Acute Respiratory Syndrome (SARS) in certain regions. While these challenges negatively affected our current results, which are discussed in the accompanying Management’s Discussion and Analysis, we remain confident about our short-term and our long-term plans.

We continue to focus on our hallmark service. Over the past 18 months, through the most difficult circumstances, this business strategy has proven to be successful as we have maintained our industry-leading room rates and market share in the majority of the locations in which we operate.

We are committed to expanding the Four Seasons network and are continuing to work with strong partners to create new Four Seasons properties in North America and around the world. We are excited about the new Four Seasons destinations that we expect to add this year and in the years ahead. These projects include Four Seasons Hotel Riyadh, which opened in the first quarter, and the new Four Seasons hotels and resorts in Exuma, Budapest, Hampshire, Jackson Hole and Miami, which are scheduled to open later this year. In addition, late in the second quarter of 2003, the Company expects to reopen Four Seasons Hotel Prague, which has been closed for repairs after sustaining flood damage in August of 2002. The Regent Jakarta, which has also been closed as a result of flood damage, is under repair and should reopen later this year.

The current environment has not changed the quality of the projects in our pipeline. Our capital partners are still eager to invest in high-quality projects. A good example is the recently announced acquisition by HRH Prince Alwaleed of the Hotel des Bergues in Geneva, which Four Seasons will manage once the hotel is reopened after a proposed renovation. In addition to the project in Geneva and the projects noted above, we currently have 16 new Four Seasons projects under construction or in advanced stages of development.

Four Seasons Hotels Inc.

Message to Our Shareholders (continued)

Even in this extraordinarily difficult business environment, our business model is proving to be sustainable. Our management business is generating cash, which we are using to expand our network by investing in new opportunities. We believe that this managed growth, coupled with our strong balance sheet, should allow us to work through these difficult times and position us well for a recovery in travel demand.

Isadore Sharp
(signed)
Chairman and Chief Executive Officer

Four Seasons Hotels Inc.

Management’s Discussion and Analysis

As of May 8, 2003

The following should be read in conjunction with the accompanying consolidated financial statements and with the Management’s Discussion and Analysis and the consolidated financial statements contained in the Company’s 2002 Annual Report.

For the three months ended March 31, 2003, the Company realized a net loss of $9.3 million ($0.27 basic and diluted loss per share), as compared to net earnings of $7.7 million ($0.22 basic earnings per share and $0.21 diluted earnings per share) for the first quarter of 2002. The decline in net earnings is primarily attributable to a non-cash, unrealized foreign exchange loss for accounting purposes, increased losses from ownership operations, and unusual legal and other enforcement costs. Cash flow from operations was $21.8 million in the first quarter of 2003, as compared to $7.7 million in the same period in 2002 ($0.63 per share in the first quarter of 2003, as compared to $0.22 per share in the same period in 2002).

Operating Environment

Seasonality

Four Seasons hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. Typically, the fourth quarter is the strongest quarter for the majority of the properties, although this was not true in 2002 as a result of the difficult economic environment and geopolitical instability.

The Company’s ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to the Company’s resorts in the period.

Hotel Operating Results

Four Seasons customer base consists of business travellers, corporate groups and leisure travellers. Delayed recovery in the US and global economies, along with military action in Iraq and SARS, have negatively affected travel on a global basis. As a result, during the quarter ended March 31, 2003, hotels and resorts continued to experience lower demand than normal, particularly from business travellers, which typically yields some of the highest room rates. Leisure travel demand has shown more resilience, although this segment is also below historical demand levels. Both the resort and urban properties continued to experience booking patterns with very short lead times throughout the first quarter of 2003.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

RevPAR(1), on a US dollar basis, for worldwide Core Hotels(2) decreased 1.1% during the first quarter of 2003, as compared to the same period in 2002. The RevPAR decline is attributable to lower occupancy levels related to travel disruption and lower demand. Four Seasons is continuing to perform at or above market occupancy levels in most locations. Maintaining the high level of product and services consistently provided to customers has allowed the Company to maintain its achieved room rates in the first quarter, thereby enhancing RevPAR. The Company currently expects its full-year achieved room rates to be at, or near, the record levels set in 2000 and which were maintained in 2001 and 2002.

Gross operating margin(3) for worldwide Core Hotels declined 5.2 percentage points to 24.5% in the first quarter of 2003, as compared to 29.7% for the same period in 2002. The decline is primarily attributable to reduced occupancy levels and significant increases in costs associated with health benefits, energy and insurance. In order to contain hotel operating costs, the Company continues to thoroughly review its operations with a view to achieving savings without negatively affecting the guest experience. For example, in respect of staffing costs, which are typically the highest component of hotel operating costs, savings have been found through attrition, holiday taking, voluntary leave, sabbaticals, job sharing, in some instances, reducing staff, and in the Company’s international hotels, expatriate costs reductions.

RevPAR, on a US dollar basis, in US Core Hotels decreased 1.9% in the first quarter of 2003, as compared to the same period in 2002. Although certain markets in the US, including most resort locations, experienced reasonable demand levels, the majority of US markets continued to experience weak demand. The US markets that experienced the greatest RevPAR declines during the first quarter of 2003 were New York, Boston, Washington and Houston. As a result of the Company’s 100% leasehold interest in The Pierre, weak demand in New York particularly affects the Company’s results. Hotels under management in Las Vegas, San Francisco and Hawaii performed well relative to the US hotel and resort group. The gross operating margin for US Core Hotels declined 5.2 percentage points in the first quarter of 2003 to 22.4%, as compared to 27.6% in the first quarter of 2002, as a result of the items noted above with respect to worldwide Core Hotels.

RevPAR, on a US dollar basis, in Other Americas/Caribbean Core Hotels decreased 2.8% in the first quarter of 2003, as compared to the same period in 2002, primarily as a result of low business demand levels in the Company’s Vancouver and Toronto hotels. The Company’s properties under management in Canada and South America experienced very weak demand. RevPAR, on a local currency basis, in Other Americas/Caribbean Core Hotels improved 7.3% in the first quarter of 2003, as compared to the same period in 2002. The variance in RevPAR, on a local currency basis compared to US dollar basis, is primarily attributable to the relative weakness of the Mexican peso to the US dollar in the first quarter of 2003, as compared to the same period in 2002. The gross operating margin for Other Americas/Caribbean Core Hotels decreased 2.8 percentage points to 31% in the first quarter of 2003, as compared to 33.8% in the first quarter of 2002, as a result of a decline in occupancy and the cost increases noted above with respect to worldwide Core Hotels.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

RevPAR, on a US dollar basis, in Europe/Middle East Core Hotels increased 5.8% in the first quarter of 2003, as compared to the same period in 2002. On a US dollar basis, achieved room rates increased 16.5%, primarily as a result of the local currencies of the Europe/Middle East Core Hotels (and in particular the British pound and euro) strengthening relative to the US dollar. On a local currency basis, RevPAR in Europe/Middle East Core Hotels decreased by 9.0% in the first quarter of 2003, as compared to the first quarter of 2002. With the exception of the Company’s two London hotels, which had modest declines in achieved room rate, each of the Europe/Middle East Core Hotels achieved room rate increases on a local currency basis. The conflict in Iraq affected the majority of the Europe/Middle East Core Hotels, and average occupancy was approximately 50% during the quarter, as compared to 55.2% for the same period in 2002. The gross operating margin for Europe/Middle East Core Hotels decreased 8 percentage points to 24% in the first quarter of 2003, as compared to 32% in the first quarter of 2002, primarily as a result of the cost increases noted above with respect to worldwide Core Hotels. As a result of operating cost differences, profitability of the hotels within the region varied significantly.

RevPAR, on a US dollar basis, in Asia/Pacific Core Hotels decreased 3.2% in the first quarter of 2003, as compared to the same period in 2002. On a local currency basis, the Asia/Pacific Core Hotels realized a RevPAR decrease of approximately 9.2%. Demand levels for the Company’s resorts under management in Bali have not yet recovered from the terrorist attack on that island in October of last year. The gross operating margin for Asia/Pacific Core Hotels decreased 5.1 percentage points to 29.6% in the first quarter of 2003, as compared to 34.7% in the first quarter of 2002, primarily as a result of the cost increases noted above with respect to worldwide Core Hotels and lower occupancy levels.

The Company’s worldwide resort portfolio included in the Core Hotels (the “Core Resorts”) realized a US dollar RevPAR decline of 2.0% in the first quarter of 2003, as compared to the first quarter of 2002. The Core Resorts’ average occupancy declined by 4.4 occupancy points to 68.9%, primarily as a result of large occupancy losses at the two resorts in Bali. Achieved room rates in the Core Resorts increased by 4.2% to approximately US$480 in the first quarter of 2003, as compared to the first quarter of 2002. The gross operating margin for the Core Resorts decreased 3.2 percentage points to 36.7% in the first quarter of 2003, as compared to 39.9% in the first quarter of 2002, primarily as a result of the cost increases noted above with respect to worldwide Core Hotels.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Severe Acute Respiratory Syndrome (SARS)

During the first quarter of 2003, the impact of SARS negatively affected the results of the Company’s properties in Singapore, Shanghai and Toronto as a result of disrupted travel to those cities during the last two weeks of March. The impact of SARS on travel during the second quarter of 2003 is difficult to predict. While the Company’s four properties in the destinations noted continue to be the most affected, SARS is disrupting travel generally throughout Asia/Pacific, with the exception of Sydney and the resort in the Maldives. Expected occupancy for worldwide Core Hotels for April of 2003 prior to concerns relating to SARS was in the 65% range; however, actual occupancy was in the 55% range, with the majority of the decline coming from Asian hotels.

Management Operations

Management fee revenues were $36.2 million in the first quarter of 2003, as compared to $36 million in the first quarter of 2002. Although there was an increase in base management and royalty fees in the first quarter of 2003, this increase was offset by a decline in profit-based incentive fees. This decline is the result of reduced profitability of the properties under management caused, in part, by the increase in health benefits, energy and insurance costs noted above and the decline in occupancy caused by the difficult operating environment.

General and administrative expenses increased 10.4% in the first quarter of 2003, as compared to the same period in 2002, and include the 2002 cost of living payroll increase for corporate employees that was implemented in mid-2002, as well as the 2003 cost of living payroll increase for corporate employees that was implemented during the first quarter of 2003. In addition, there was a budgeted increase in sales, marketing and central reservation expenses, which are generally funded by the sales, marketing and reservation charges paid by each hotel.

As a result of the items described above, the Company’s management earnings, before other operating items, for the first quarter of 2003 decreased 6.4% to $19.6 million, as compared to $20.9 million in the first quarter of 2002. The Company’s management operations profit margin(4) was 54% in the first quarter of 2003, as compared to 58.1% in the first quarter of 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Ownership Operations(5)

Ownership operations lost $13.2 million, before other operating items, in the first quarter of 2003, as compared to a loss of $8.1 million in the first quarter of 2002. The loss in both years is due to normal seasonality of demand levels in the Company’s ownership assets compounded by continued weakness in the New York, Berlin and Vancouver markets.

The weaker economic conditions in New York continued to negatively affect the Company’s ownership interest in The Pierre. The Pierre’s RevPAR declined 11.7% in the first quarter of 2003, as compared to the first quarter of 2002. This RevPAR decline was partly the result of occupancy decreasing from 59.4% in the first quarter of 2002 to 55.6% in the first quarter of 2003. The Pierre’s achieved room rates also declined by 5.6%, primarily because of lower suite occupancy during the quarter. The first quarter 2003 operating loss at The Pierre increased by $2.7 million, as compared to the first quarter of 2002. Although there continues to be weak travel demand in New York, it is a market that is expected to recover reasonably quickly when there is a sustained improvement in the US economy. An improvement in demand in New York is expected to have an immediate positive impact on the results of The Pierre.

Four Seasons Hotel Vancouver also experienced weak operating conditions, with RevPAR declining 10.7% for the first quarter of 2003, as compared to the same period in 2002. The operating loss at Four Seasons Hotel Vancouver increased by $678,000 in the first quarter of 2003, as compared to the first quarter of 2002.

The loss from Four Seasons Hotel Berlin increased $951,000 in the first quarter of 2003, as compared to the first quarter of 2002, as a result of increased lease costs at that property and lower operating profits. The Company’s obligation to fund any lease shortfalls at Four Seasons Hotel Berlin is limited to a maximum of approximately €11 million, of which the remaining balance is approximately €725,000 at March 31, 2003. The Company is not obligated to fund any additional lease shortfalls in excess of the €725,000. However, the landlord may terminate the lease if minimum rent is not paid.

The Company is beginning discussions with each of these landlords to determine what, if any, alternatives may be available to reduce Four Seasons’ financial exposure.

Other Expense

Other expense for the first quarter of 2003 was $12.9 million, as compared to $1.1 million for the same period in 2002. Included in the 2003 other expense is an $8.3 million foreign exchange loss, which is a non-cash, unrealized foreign exchange loss relating to the balance sheet, as compared to $1.1 million for the same period in 2002. The Company has, from time to time, hedged this foreign exchange exposure. Because of the volatility in various currencies (in particular the Canadian dollar), the cost of hedging the exposures was very high during the first quarter and, as a result, the Company chose not to incur a significant cash cost to protect the non-cash impact of the currency fluctuations.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Also included in other expense during the first quarter of 2003 are legal and other enforcement costs of $4.6 million in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle, as compared to nil for the same period in 2002. These disputes are described in the Company’s 2002 Annual Report. The Company expects to incur approximately an additional $4.5 million in legal and other fees for the balance of 2003 in connection with these matters.

Net Interest Income

During the first quarter of 2003, the Company had net interest income of $683,000, as compared to $2 million in the first quarter of 2002. Net interest is a combination of approximately $3.6 million interest income and approximately $2.9 million interest expense in the first quarter of 2003, as compared to $5.1 million and $3.1 million, respectively, for the same period in 2002. The reduction in interest income is attributable to lower cash reserves and lower interest earned on loans to certain properties.

Income Tax Expense

The non-cash, unrealized foreign exchange loss of $8.3 million included in the first quarter of 2003 financial results is not tax effected since it will never be realized for tax purposes. As a result, the Company’s effective tax rate in the first quarter of 2003 was approximately 3%, as compared to the effective tax rate of 24% in the first quarter of 2002.

Liquidity and Capital Resources

The Company’s cash and cash equivalents were $154.2 million as at March 31, 2003, as compared to $165 million as at December 31, 2002.

Long-term obligations decreased from $129.1 million as at December 31, 2002 to $124.6 million as at March 31, 2003, primarily due to foreign currency translation, which was partially offset by accreted interest on the Company’s convertible debt. The Company’s debt position consists primarily of its zero coupon convertible debt that matures in 2029 and that is redeemable by the Company at any time after September 2004. The convertible debt can be put to the Company by the holders at three different times beginning in September 2004. In all cases, the Company can satisfy its obligations in respect of this debt on the exercise of the put or call right by the payment of cash or the issuance of Limited Voting Shares.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

The Company recently increased availability under its committed bank credit facilities by US$12.5 million, and now has facilities of US$212.5 million, of which US$112.5 million expires in April 2004 and US$100.0 million expires in July 2004. No amounts have been borrowed under these facilities to date; however, US$35.2 million in letters of credit were issued but undrawn as at March 31, 2003. The Company believes that cash on hand, internally generated cash flow and funds available under the bank credit facilities are more than adequate to finance all of its normal operating needs and commitments to new investments related to current growth objectives.

During the first quarter of 2003, Moody’s Investors Service assigned an investment grade rating with a stable outlook to the Company. The Company’s ratings from Standard & Poor’s and Dominion Bond Rating Service remain at investment grade. However, as a result of macro events, it is possible that the rating agencies may downgrade the rating or outlook for many of the lodging companies.

Cash Flow and Capital Expenditures

During the first quarter of 2003, the Company generated $21.8 million from operations, as compared to $7.7 million for the same period in 2002. While the contribution from the Company’s management and ownership operations declined, there was a $17.7 million change in non-cash working capital and a $4.4 million decrease in income tax installments paid, resulting in a $14.1 million increase in cash from operations. These increases were partially offset by a $5.1 million increase in cash used in ownership operations, a $1.6 million increase in legal and other enforcement costs paid in connection with the Company’s investments in the Four Seasons hotels in Caracas and Seattle and a $1.3 million decrease in interest received.

A part of the Company’s business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These loans or investments will only be made where the overall economic return to Four Seasons is expected to justify the investment.

During the quarter, the Company funded $13.7 million in new management opportunities, including amounts advanced as loans receivable and investments in hotel partnerships such as Costa Rica and Residence Club projects. This level of investment was consistent with the Company’s business plan, with the investments made to secure new long-term management agreements or to enhance existing management agreements. The Company did not fund any significant investments during the first quarter of 2002.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Commitments

As discussed in the Company’s 2002 Annual Report, the Company has certain pension, lease and other commitments. There has been no material change to these commitments through the first quarter of 2003, and the Company does not anticipate any material change in respect of these commitments over the remainder of this fiscal year, other than funding of the remaining obligations with respect to lease payment short-falls for Four Seasons Hotel Berlin.

Stock Option Expense

The Company is continuing to apply its existing accounting policy, under which no compensation expense is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock. The Company recognizes that the granting of options to employees represents a cost, but believes that it is prudent to wait for the anticipated releases from the various accounting bodies regarding the required accounting treatment of stock-based compensation prior to changing its method of accounting. For the quarter ended March 31, 2003, if the Company were to have adopted the fair value-based method, the impact would have been an increased compensation expense of $885,000 (2002 – $7,000) and an increase in basic and diluted loss per share of $0.02 (2002 – nil).

Current Outlook

The Company’s business plan for 2003 continues to focus on those aspects of the business that it believes provide the greatest potential contribution to long-term cash flow, and which have proven to be successful over the past 18 months, including continued opening of new Four Seasons properties, maintaining and enhancing market share, and maintaining room rates. In addition, the Company is focused on increasing the RevPAR and profitability of the new and recently opened Four Seasons properties.

Four Seasons expects to open five new managed properties in the balance of 2003 or the early part of 2004. The average term of the management contracts for these properties is almost 70 years, and these management contracts are expected to provide the Company with significant long-term fee income.

During 2003, the gross operating margins at the hotels and resorts under management are expected to decline due to cost increases for expenses such as employee benefits and energy, which affect all hospitality businesses. Given geopolitical and global economic concerns, as well as the concern regarding SARS, it is extremely difficult to forecast with any accuracy occupancy levels for 2003. If occupancy levels continue to decline in 2003, as compared to 2002, the hotel gross operating margins are likely to contract further.

Four Seasons Hotels Inc.

Management’s Discussion and Analysis (continued)

Total capital spending is expected to be approximately US$45 million to US$55 million in 2003, including investments funded or planned for Costa Rica, Whistler, Hampshire and Jackson Hole. When made, these investments release letters of credit totalling $20.2 million, securing the commitment of the Company to invest in two of these projects as disclosed under “Other Commitments” in the Company’s 2002 Annual Report.

As a result of the high levels of uncertainty in the macroeconomic and political environment, the Company is declining to give a specific forecast for earnings per share for 2003 or any quarter thereof at this time. The Company expects its full year achieved room rates to be at, or near, the record levels set in 2000 and which were maintained in 2001 and 2002, and in general, consistent with past experience, the Company expects its business model to perform at or above industry levels.

All dollar amounts referred to in this document are Canadian dollars unless otherwise noted. The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in future years; expected investment spending; and similar statements concerning anticipated future events and expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the duration and severity of the current economic slowdown and the pace of the lodging industry’s recovery from the terrorist attacks of September 11, 2001, SARS and the military conflict in Iraq; supply and demand changes for hotel rooms and residential properties; competitive conditions in the lodging industry; relationships with clients and property owners; and the availability of capital to finance growth, any of which could cause actual results to differ materially from those expressed in or implied by the statements herein. These statements are made as of the date of this document, and the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

(1)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(2)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo.

(3)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

(4)	The management operations profit margin represents management operations earnings, before other operating items, as a percent of management operations revenue.

(5)	Included in ownership operations are the consolidated revenues and expenses from the Company’s 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin, distributions from other ownership interests in properties that Four Seasons manages and corporate overhead expenses.

11

Four Seasons Hotels Inc.

Consolidated Statements of Operations

(Unaudited) (In thousands of dollars except per share amounts)	Three months ended March 31,

	2003	2002

Consolidated revenues (note 4)	$61,014	$64,581

Management operations
Revenues (note 5)	$36,230	$35,992
General and administrative expenses	(16,655)	(15,084)

	19,575	20,908

Ownership operations
Revenues	25,778	29,590
Distributions from hotel investments	—	106
Expenses:
Cost of sales and expenses	(37,973)	(36,695)
Fees to Management Operations	(994)	(1,107)

	(13,189)	(8,106)

Earnings before other operating items	6,386	12,802
Depreciation and amortization	(3,710)	(3,505)
Other expense (note 6)	(12,908)	(1,141)

Earnings (loss) from operations	(10,232)	8,156
Interest income, net	683	2,010

Earnings (loss) before income taxes	(9,549)	10,166

Income tax recovery (expense):
Current	2,374	(1,380)
Future	(2,098)	(1,060)

	276	(2,440)

Net earnings (loss)	$(9,273)	$7,726

Basic earnings (loss) per share	$(0.27)	$0.22

Diluted earnings (loss) per share	$(0.27)	$0.21

See accompanying notes to consolidated financial statements. 12

Four Seasons Hotels Inc.

Consolidated Financial Statements

Consolidated Balance Sheets

(Unaudited) (In thousands of dollars)	As at March 31,	As at December 31,

	2003	2002

Assets
Current assets:
Cash and cash equivalents	$154,200	$165,036
Receivables	78,310	85,594
Inventory	2,684	2,609
Prepaid expenses	7,855	4,718

	243,049	257,957
Long-term receivables	201,894	207,106
Investments in hotel partnerships and corporations	151,903	146,362
Fixed assets	73,778	74,593
Investment in management contracts	212,852	222,835
Investment in trademarks and trade names	6,213	6,329
Future income tax assets	15,529	17,460
Other assets	38,649	37,982

	$943,867	$970,624

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$49,397	$40,362
Long-term obligations due within one year	2,562	2,668

	51,959	43,030
Long-term obligations (note 2)	122,072	126,386
Shareholders’ equity (note 3):
Capital stock	321,732	321,601
Convertible notes	178,543	178,543
Contributed surplus	4,636	4,636
Retained earnings	254,743	264,016
Equity adjustment from foreign currency translation	10,182	32,412

	769,836	801,208

	$943,867	$970,624

See accompanying notes to consolidated financial statements. 13

Four Seasons Hotels Inc.

Consolidated Statements of Retained Earnings

(Unaudited) (In thousands of dollars)	Three months ended March 31,

	2003	2002

Retained earnings, beginning of period	$264,016	$259,253
Net earnings (loss)	(9,273)	7,726

Retained earnings, end of period	$254,743	$266,979

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash provided by Operations

(Unaudited) (In thousands of dollars)	Three months ended March 31,

	2003	2002

Cash provided by (used in) operations:

Management operations
Earnings before other operating items	$19,575	$20,908
Items not requiring an outlay of funds	403	370

Working capital provided by Management Operations	19,978	21,278

Ownership operations
Loss before other operating items	(13,189)	(8,106)

	6,789	13,172
Interest received, net	3,896	5,118
Current income tax paid	—	(4,446)
Change in non-cash working capital	12,743	(4,993)
Other	(1,610)	(1,164)

Cash provided by operations	$21,818	$7,687

See accompanying notes to consolidated financial statements. 14

Four Seasons Hotels Inc.

Consolidated Financial Statements

Consolidated Statements of Cash Flows

(Unaudited) (In thousands of dollars)	Three months ended March 31,

	2003	2002

Cash provided by (used in):

Operations	$21,818	$7,687

Financing:
Long-term obligations, including current portion	42	(640)
Issuance of shares	131	4,163
Dividends paid	(1,809)	(1,815)

Cash provided by (used in) financing	(1,636)	1,708

Capital investments:
Long-term receivables	(5,806)	(608)
Hotel investments	(8,368)	(582)
Purchase of fixed assets	(3,881)	(2,990)
Investment in trademarks, trade names and
management contracts	(216)	(390)
Other assets	(2,601)	(3,686)

Cash used in capital investments	(20,872)	(8,256)

Increase (decrease) in cash and cash equivalents	(690)	1,139
Increase (decrease) in cash and cash equivalents
due to unrealized foreign exchange gain (loss)	(10,146)	166
Cash and cash equivalents, beginning of period	165,036	210,421

Cash and cash equivalents, end of period	$154,200	$211,726

See accompanying notes to consolidated financial statements. 15

Four Seasons Hotels Inc.

Notes to Consolidated Financial Statements

(Unaudited)
(In thousands of dollars except per share amounts)

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2002.

1. Significant accounting policies:

The significant accounting policies used in preparing these interim consolidated financial statements are consistent with those used in preparing the Company’s annual consolidated financial statements for the year ended December 31, 2002.

2. Bank credit facilities:

The Company recently increased availability under its committed bank credit facilities by US$12,500, and now has facilities of US$212,500, of which US$112,500 expires in April 2004 and US$100,000 expires in July 2004. No amounts have been borrowed under these facilities to date; however, US$35,200 in letters of credit were issued but undrawn as at March 31, 2003.

3. Shareholders’ equity:

As at March 31, 2003, the Company has outstanding Variable Multiple Voting and Limited Voting Shares of 34,885,732 and outstanding stock options of 5,864,037 (weighted average exercise price of $52.25).

4. Consolidated revenues:

Consolidated revenues of the Company comprise revenues from Management Operations, revenues from Ownership Operations and distributions from hotel investments, less fees from Ownership Operations to Management Operations.

5. Revenues under management:

Total revenues under management were $659,248 for the three months ended March 31, 2003 ($685,938 for the three months ended March 31, 2002). Total revenues under management consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts which the Company manages. Approximately 69% of the fee revenues earned by the Company were calculated as a percentage of the total revenues under management of all hotels and resorts.

6. Other expense:

Included in other expense for the three months ended March 31, 2003 is a net foreign exchange loss of $8,267 (2002 – $1,141) related to the foreign currency translation gains and losses on unhedged net asset and liability positions, primarily in US dollars, euros, pounds sterling and Australian dollars, and foreign exchange gains and losses incurred by the Company’s foreign self-sustaining subsidiaries.

Four Seasons Hotels Inc.

Consolidated Financial Statements

Also included in other expense for the three months ended March 31, 2003 are legal and other enforcement costs of $4,641 (2002 – nil) in connection with the disputes with the owners of Four Seasons hotels in Caracas and Seattle. These disputes are described in detail in the Company’s 2002 Annual Report.

7. Stock-based compensation and other stock-based payments:

Section 3870, issued by The Canadian Institute of Chartered Accountants, requires the use of a fair value-based method to account for stock-based payments to non-employees, and for employee awards that are direct awards of stock, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002.

As permitted under Canadian generally accepted accounting principles, the Company does not record compensation expense on the grant of stock options to employees to purchase Limited Voting Shares. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock.

For the three months ended March 31, 2003, had compensation expense for the Company’s stock-based compensation plan been determined based on the fair value at the grant dates for stock options issued under the plan, pro forma net loss would have been $10,158 (2002 – pro forma net earnings of $7,719), pro forma basic loss per share would have been $0.29 (2002 – pro forma basic earnings per share of $0.22), and pro forma diluted loss per share would have been $0.29 (2002 – pro forma diluted earnings per share of $0.21). In accordance with Canadian generally accepted accounting principles, in calculating the pro forma disclosures, only stock options granted after December 31, 2001 were included in the fair value-based accounting method.

The compensation element of stock options issued by the Company during the three months ended March 31, 2003 and 2002, based on the fair value of the options on the date of grant, has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.80% to 5.02% (2002 – 4.29%); semi-annual dividend per Limited Voting Share of $0.055 for both periods; volatility factors of the expected market price of the Company’s Limited Voting Shares in 2003 ranging from 45% to 46% (2002 – 50%); and expected lives of the options ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted during the three months ended March 31, 2003 and 2002, the weighted average fair value of options at the grant date was $23.68 and $30.50, respectively. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the option’s vesting period, which ranges from one to five years.

Four Seasons Hotels Inc.

Notes to Consolidated Financial Statements (continued)

8. Guarantees:

In January 2003, The Canadian Institute of Chartered Accountants issued Accounting Guideline No. 14, “Disclosure of Guarantees” (“AcG-14”), that requires a company to disclose certain “guarantees” as defined in AcG-14. Other than the commitments and contingencies discussed in the Company’s annual consolidated financial statements for the year ended December 31, 2002 (please refer to note 14 thereof), the Company is not aware of any other “guarantees” pursuant to which it may be required to fund any material amounts, and accordingly no amounts have been recorded in the financial statements in respect thereof. The Company’s assessment of its potential liability could change in the future as a result of currently unforeseen circumstances.

9. Seasonality:

The Company’s hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year. Typically, the fourth quarter is the strongest quarter for the majority of the properties, although this was not true in 2002 as a result of the difficult economic environment and geopolitical instability.

The Company’s ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter. As a result, ownership operations typically incur an operating loss in the first quarter of each year.

Management operations are also impacted by seasonal patterns, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter. However, this negative impact on management revenues is offset, to some degree, by increased travel to the Company’s resorts in the period.

Four Seasons Hotels Inc.

Summary of Hotel Operating Data

Summary of Hotel Operating Data - Core Hotels(1)

(Unaudited)	Three months ended March 31,

	2003	2002	Variance

Worldwide
No. of properties	49	49	—
No. of rooms	13,320	13,320	—
Occupancy(2)	60.8%	62.7%	(1.9%)
ADR(3) - in US dollars	$298	$292	2.0%
- in equivalent Canadian dollars	$450	$465	(3.2%)
RevPAR(4) - in US dollars	$181	$183	(1.1%)
- in equivalent Canadian dollars	$273	$291	(6.1%)
Gross operating margin(5)	24.5%	29.7%	(5.2%)

United States
No. of properties	23	23	—
No. of rooms	7,248	7,248	—
Occupancy(2)	64.2%	64.9%	(0.7%)
ADR(3) - in US dollars	$325	$328	(0.8%)
- in equivalent Canadian dollars	$491	$522	(5.8%)
RevPAR(4) - in US dollars	$209	$213	(1.9%)
- in equivalent Canadian dollars	$315	$339	(6.9%)
Gross operating margin(5)	22.4%	27.6%	(5.2%)

Other Americas/Caribbean
No. of properties	7	7	—
No. of rooms	1,550	1,550	—
Occupancy(2)	53.8%	55.5%	(1.7%)
ADR(3) - in US dollars	$318	$317	0.2%
- in equivalent Canadian dollars	$480	$504	(4.9%)
RevPAR(4) - in US dollars	$171	$176	(2.8%)
- in equivalent Canadian dollars	$258	$280	(7.7%)
Gross operating margin(5)	31.0%	33.8%	(2.8%)

Europe/Middle East
No. of properties	9	9	—
No. of rooms	1,807	1,807	—
Occupancy(2)	50.1%	55.2%	(5.1%)
ADR(3) - in US dollars	$392	$336	16.5%
- in equivalent Canadian dollars	$591	$534	10.6%
RevPAR(4) - in US dollars	$196	$186	5.8%
- in equivalent Canadian dollars	$296	$295	0.5%
Gross operating margin(5)	24.0%	32.0%	(8.0%)

Asia/Pacific
No. of properties	10	10	—
No. of rooms	2,715	2,715	—
Occupancy(2)	62.7%	65.8%	(3.1%)
ADR(3) - in US dollars	$164	$162	1.5%
- in equivalent Canadian dollars	$248	$257	(3.6%)
RevPAR(4) - in US dollars	$103	$106	(3.2%)
- in equivalent Canadian dollars	$156	$169	(8.1%)
Gross operating margin(5)	29.6%	34.7%	(5.1%)

(1)	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo.

(2)	Occupancy percentage is defined as the total number of rooms occupied divided by the total number of rooms available.

(3)	ADR is defined as average daily room rate per room occupied.

(4)	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. The Company reports RevPAR as it is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

(5)	Gross operating margin represents gross operating profit as a percent of gross operating revenue.

19

Four Seasons Hotels Inc.

Summary of Hotel Operating Data - All Managed Hotels

(Unaudited)	As at March 31,

	2003	2002	Variance

Worldwide
No. of properties	58	54	4
No. of rooms	15,682	15,041	641

United States
No. of properties	23	23	—
No. of rooms	7,248	7,248	—

Other Americas/Caribbean
No. of properties	8	8	—
No. of rooms	1,762	1,762	—

Europe/Middle East
No. of properties	13	10	3
No. of rooms	2,553	1,969	584

Asia/Pacific
No. of properties	14	13	1
No. of rooms	4,119	4,062	57

Scheduled Opening of Properties under Construction or in Advanced Stages of Development

Hotel/Resort/ Residence Club and Location(1),(2)	Approximate Number of Rooms	Scheduled Opening

Four Seasons Hotel Alexandria, Egypt*	120	2005
Four Seasons Hotel Beirut, Lebanon	234	2006
Four Seasons Hotel Gresham Palace Budapest, Hungary	179	2003
Four Seasons Hotel Nile Plaza, Cairo, Egypt*	374	2004
Four Seasons Resort Costa Rica, Costa Rica*	148	2004
Four Seasons Hotel Damascus, Syria*	300	2004
Four Seasons Hotel Doha, Qatar*	235	2004
Four Seasons Hotel Florence, Italy	118	2005
Four Seasons Hotel Geneva, Switzerland	110	2005
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas*	219	2003
Four Seasons Hotel Hampshire, England	135	2003
Four Seasons Hotel Hong Kong, Hong Kong*	390	2005
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	2004
Four Seasons Resort Jackson Hole, WY, USA*	124	2003
Four Seasons Resort Langkawi, Malaysia	100	2004
Four Seasons Hotel Miami, FL, USA*	221	2003
Four Seasons Hotel Palo Alto, CA, USA	200	2004
Four Seasons Resort Provence at Terre Blanche, France	115	2004
Four Seasons Resort Puerto Rico, Puerto Rico*	250	2005
Four Seasons Residence Club Punta Mita, Mexico*	35	2005
Four Seasons Resort Whistler, B.C., Canada	271	2004
Four Seasons Private Residences Whistler, B.C., Canada*	35	2005

*	Expected to include a residential component.

(1)	Information concerning hotels, resorts and Residence Clubs under construction or under development is based upon agreements and letters of intent and may be subject to change prior to the completion of the project. The dates of scheduled openings have been estimated by management based upon information provided by the various developers. There can be no assurance that the date of scheduled opening will be achieved or that these projects will be completed. In particular, in the case where a property is scheduled to open near the end of a year, there is a greater possibility that the year of opening could be changed. The process and risks associated with the management of new properties are dealt with in greater detail in the Company’s Annual Report.

(2)	The Company has made investments in Orlando and Sedona at Seven Canyons in Arizona. The financing for these projects has not yet been completed and therefore scheduled opening dates cannot be established at this time.

20

Four Seasons Hotels Inc.

Corporate Directory

Corporate Offices

Four Seasons Hotels and Resorts
1165 Leslie Street
Toronto, Ontario
Canada M3C 2K8
Telephone: (416) 449-1750
Fax:              (416) 441-4374
Internet Address:
www.fourseasons.com

Investor Information

The Limited Voting Shares are listed
on The Toronto Stock Exchange
(Stock Ticker Symbol: FSH)
and the New York Stock Exchange
(Stock Ticker Symbol: FS)

Variable Multiple Voting
and Limited Voting Shares
outstanding at March 31, 2003:
34,885,732

Dividend policy:
$0.11 per Limited Voting Share,
and $0.055 per Variable Multiple
Voting Share per annum
payable semi-annually

Shareholder Information

Barbara Henderson,
Vice President, Taxation and
Investor Relations
(416) 441-4329
e-mail: investors@fourseasons.com

Reservations Information

For reservations at
Four Seasons Hotels and Resorts,
please call toll-free:

(800) 268-6282 in Canada
(800) 332-3442 in the
United States

Or visit our web site at
www.fourseasons.com

For reservations at
Regent International Hotels,
please call toll-free:
(800) 545-4000 in
Canada and the United States